Exhibit 99.1

NEWS CORP

Moderator: Michael Florin

September 30, 2014

8:30 am ET

Operator: Good day and welcome to the News Corporation Conference call. Today’s conference is being recorded. Media is invited on a listen-only basis today. At this time I would like to turn the conference over to Mike Florin, Senior Vice President and Head of Investor Relations. Please go ahead.

Michael Florin: Good morning and thank you for joining. On the call today are Robert Thomson, Chief Executive and Bedi Singh, Chief Financial Officer of News Corp. After today’s prepared remarks we’ll be happy to take questions from the investment community.

The slide presentation to accompany today’s call can be found in the Investor Relations section of our Web site, Newscorp.com along with the press release and an audio Web cast of the call. Before we begin let me remind you that this conference call includes forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ.

Information regarding these risks and uncertainties is contained in our Safe Harbor disclaimer on Slide 2 of the presentation and in our SEC filings. In addition, nothing in the presentation should be deemed to be an offer to buy or a solicitation to sell any securities. For further information see Slide 2 of the presentation.

I’ll now turn the call over to Robert.

Robert Thomson: Thank you Mike. It is a profoundly important moment at News Corp because the transaction we announced this morning to acquire Move will position the new News at the forefront of the burgeoning U.S. online real estate sector and significantly expand our digital presence.

We’d like to take a few minutes to explain why we’re excited about this agreement to acquire Move and why we think this is a great transaction for our shareholders as we continue to transform the company and build on its very proud traditions.

Let’s begin by turning to Slide 3. Move is a leading digital real estate company in the U.S. providing home listings, advertising products and software for Realtors and brokers. We think there is a remarkable opportunity to establish an industry focused digital real estate platform in the U.S. that serves consumers and Realtors — a market with approximately 14 billion in annual marketing spend by real estate agents and brokers and significantly more in property financing.

We believe Move is in a unique position to be the major player and expect its growth to be turbo-charged by News Corp given our powerful content platforms in U.S., marketing resources and real estate expertise including that of the eminently successful REA Group which plans to be a 20% owner of Move and a contributor to and beneficiary of its flourishing in the future.

As we highlighted on our investor day over a year ago the two themes that will drive the success of the new News are digitization of our asset base and globalization. We view Move as an important part of our ongoing transition to digital media across all of our businesses and our expansion in digital classifieds internationally.

Digital real estate is a particular area of expertise for us primarily through our majority-owned subsidiary REA Group which is the leading digital real estate company in Australia with a market capitalization of U.S. dollars 5 billion and revenue of more than 400 million U.S. dollars.

REA brings significant sectoral expertise and software and product skills to the table. And we think those skills will transfer well to the U.S. market. We also know real estate well through our newspapers which have much experience editorially and commercially whether it be the prospering Mansion section of the Wall Street Journal or our other media properties in the U.S. including the New York Post and elsewhere in the world.

The Wall Street Journal Digital Network, which includes MarketWatch and Barron’s, has on average half a billion page views each month. And every single one of these pages will be a marketing opportunity for Move.

In short, News Corp is not new to real estate and we expect our knowledge of the market as well as our technological, marketing and content capabilities will be deployed rapidly to fast track Move into the future. This transaction represents the most significant acquisition we have made since launching as a separate company last summer.

We remain committed to a balanced long term approach to capital allocation among organic investment, strategic M&A and return of capital. We view Move as a continuation of a strategy to aggressively pursue new opportunities where we can utilize our global platform and scale — opportunities which inherently complement and extend our expertise. These are carefully considered investments.

Turning now to Slide 4, the U.S. real estate market, the world’s largest, has room for robust growth in coming years. And perhaps most importantly is still in the early days of its digital transition. There are approximately 2 million real estate agents and brokers in the U.S. generating about 60 billion of commission income annually.

On sales alone they are forecast to spend $14 billion on marketing in 2014 and Move at the moment captures only around 2% of that spending. We believe there is much room for that percentage to grow because the market is in the midst of a secular shift to digital advertising as real estate agents seek to reach home buyers where they are spending their time and searching for homes. That is online.

We’re bullish about Move’s prospects as more marketing is directed online and Realtors demand state-of-the-art software to maximize their returns. We look at competitors in the U.S. market as well as other platforms around the world as important indicators as - of the size of the opportunity.

According to Euro Monitor there are 259 million Internet users in the U.S. - nearly five times that of the UK and 14 times that of Australia. According to census data 5 million homes are sold per annum in the U.S., five times that of the UK and ten times that of Australia. There is certainly a huge variation in valuation versus market potential across these geographies.

Thus we think there is an enormous opportunity for value creation in the U.S. given the early stages of the shift to online advertising for real estate and the overall size of the market relative to the markets in Australia and the UK. That is aside from the value that we believe Move will create for our four properties in the U.S. given its ability to generate extremely valuable data around the most important investment decision any family or individual will make - buying a home.

Ponder the potential to generate sales in New York for the Wall Street Journal and the New York Post around searches for property in the greater New York area or the ability of News America Marketing to provide high quality lower cost inserts for Realtors and brokers around the country.

Let’s look at Move in more detail on Slide 5. Move is a leading real estate information marketplace for several reasons. First, Move has a unique partnership with the National Association of Realtors. That partnership provides the company with deep relationships and marketing resources.

Second, Move sources listings data directly from over 800 multiple listing services or MLSs providing over 98% coverage of all existing homes listed for sale in the U.S.. Third, Move owns and operates ListHub which syndicates listings to over 130 publishers across the Web including to Zillow and Trulia. Most importantly realtor.com has the freshest most accurate for sale listings in a market in which speed and accuracy are crucial sources of comparative advantage.

Turning to Slide 6. We’d like to spend a moment on Move’s unique relationship with NAR, the National Association of Realtors. Realtors and brokers along with NAR are an important part of the real estate ecosystem. We are looking forward to creating a platform that provides long term support for the value that agents provide in the marketplace.

We think this is highly differentiated in the market and will help attract business to Move. I’ll pause here to address Zillow’s proposed acquisition of Trulia. We do think this development helps illustrate the size of the opportunity in the U.S. given the current valuations of those two companies.

We certainly expect competition from Zillow even though the two companies face the manifold complexities of consolidation in coming years. However, our strategy is quite different to that of Zillow and Trulia. We see tangible and enduring value in the role of Realtors who are pivotal in navigating the sale and the acquisition of real estate, whether it be in arranging inspections or in providing background intelligence that is essential for market participants.

And we see a growing role for Move in the market. It has the right assets, the right relationship, and soon the right platforms to project it into the future.

As part of that strategy we are pleased that Move will continue to have the exclusive and perpetual right to operate Realtor.com the official site of NAR and the flagship property of Move. Moreover NAR has demonstrated its support for Move in the form of a dedicated advertising budget that emphasizes the value of Realtors through Realtor.com.

We plan to continue working closely with NAR to express the value of Realtor.com to consumers and to highlight the social and commercial role of Realtors. As I mentioned Move provides the most accurate and up to date for sale listing data in the industry.

On Slide 7 we’ve outlined the fact that Move’s realtor.com is the preferred destination for consumers to find the home they actually buy and is also the number one source of leads for Realtors. Over 90% of Move’s active listings are refreshed every 15 minutes and the audience attracted to this site is engaged and transaction ready.

Clearly the quantity of traffic is important and we will increase that traffic, but the quality of traffic is imperative. This is rather different compared to other sites in the U.S. market that focus on driving traffic to their sites but do not necessarily have accurate listings on those sites.

Looking closely at the metrics Move’s audience, lead generation and conversion are the most attractive in the industry. You can measure that on highest revenue per unique user, highest engagement in the industry and highest net promoter score.

Turning to Slide 8 News Corp is uniquely positioned to take advantage of the opportunity that Move has both in the U.S. and around the world. We believe that our experience in digital real estate and in audience monetization and cross-platform promotion and our reach will be decisive.

We are committed to this opportunity, excited about the powerful combination that this transaction creates in a market poised for substantial expansion and very conscious that success will depend on rapid and intense execution. We align firm foundations for the future of Move and of the new News. Let’s now turn to Slide 9 and to Bedi Singh, who will walk you through the financial terms and the structure of the transaction.

Bedi Singh: Thanks, Robert. We will launch a tender offer for all of Move’s outstanding shares for $21 a share to commence within ten business days.

Based on Move’s fully diluted share count as of August 31 this year we expect that this all cash tender offer will approximate $950 million net of Move’s existing cash balance and will be funded wholly from News Corp.’s available consolidated cash balance.

As Robert mentioned, REA Group which is majority controlled by News Corp plans to hold 20% of Move with the remaining 80% to be held directly by News Corp. We expect to leverage REA’s product expertise and listing monetization capabilities and for REA to play a very important role in driving both innovation and operating performance at Move. News Corp will consolidate Move and we expect that REA will equity account for its 20% share.

For the year ended December 31, 2013 Move reported revenues of $227 million and adjusted EBITDA which excludes stock-based compensation of approximately $29 million and reported net income of $574,000. In the first six months of 2014 Move has started to increase its marketing spend to generate higher traffic and we intend to continue to reinvest in both marketing and product development to advance Move into a leadership position in the U.S. online real estate sector.

As a result we expect the acquisition will likely be very modestly EPS dilutive in the short term. As of December 31, 2013 Move had approximately $750 million of available gross NOLs against which the company recorded a full valuation allowance in accordance with U.S. GAAP.

As Robert mentioned, we expect to drive significant growth at Move by leveraging our existing asset base and marketing expertise and therefore expect that Move would be able to utilize these existing NOLs in the future subject to IRS rules and limitations resulting from the change in ownership.

Following this acquisition, News Corp will continue to maintain very strong financial flexibility and expect to continue generating positive free cash flows.

We will also evaluate any future investments and cap returns with the goal of maximizing long term value per share. We expect that this transaction will close in the fourth quarter of calendar year 2014, which is our second quarter of fiscal 2015. Now back to Robert.

Robert Thomson: Thank you Bedi. Before we open the lines to questions, I’d like to reiterate why we’re excited about this transaction. We believe there is a massive market opportunity in the U.S. for online real estate revenue and this market is in the early stages of development. Move is a differentiated platform that provides significant value to consumers as well as to realtors and brokers. Digital real estate is an important pillar in our ongoing global and digital transition at News Corp. and represents a prudent deployment of our capital. Move complements and will enhance our core media assets. With that, operator, could you please open the line for questions.

Operator: Thank you. If you would like to ask a question, please signal by pressing star one on your telephone keypad. If you’re using a speakerphone, please make sure your mute function is turned off to allow the signal to reach our equipment. Please limit your question to one question only. Again, star one to ask a question. We’ll pause for just a moment to allow everyone the opportunity. We’ll take our first question from John Janedis from Jefferies.

John Janedis: The newspapers ((inaudible)). If we think back to print real estate classifieds maybe a decade or so ago, the market’s really now shrunk to well below a billion, so can you talk about where you’re looking for growth outside of the growth in the industry and to what extent a slowing in the market impacts overall revenue growth?

Robert Thomson: Sorry, John, I missed the initial part of that question.

John Janedis: If we think back to say print real estate classifieds, a decade ago, you know, the market’s probably shrunk by 90 plus percent to a point where it’s something around maybe 750 million. And so can you just talk to where the growth comes from and, you know, if the market slows how that affects your revenue opportunity.

Robert Thomson: Well, John, this is very much a digital opportunity. In sales alone, the U.S. market alone is around 14 billion. Mortgages on top of that — advertising, marketing money — is around 11 billion. Rentals 3 billion. Builders and developers another 2 billion. Those are big and growing numbers. And that’s where the opportunity lies for News Corp. in the development of Move as we project it into the future. Using the media platforms we have.

And those media platforms - certainly print is an important part of those platforms, but digital also has a growing - burgeoning role in the company. And those - I think you need to see it as a combination of platforms. We are in the era of the platform; Move is itself a platform. News Corp. is a collection of extremely powerful platforms, which will have a multiplier effect.

John Janedis: If you think about those four platforms, then, Robert, which one is the one — do you think — that offers the most opportunity?

Robert Thomson: Among the properties in the U.S.?

John Janedis: No ((inaudible)) agents and brokers, mortgages, etcetera, yes.

Robert Thomson: Oh, well, clearly each of them is an opportunity. At the moment we’re focusing on sales, clearly. That’s the 14 billion opportunity. But as part of the agreement with NAR we have an opportunity to engage more in financial marketing related to real estate transactions. That’s a new area of potential growth. And also rentals is an area that Move has just started developing which we will obviously turbo-charge.

Bedi Singh: Hey John, it’s Bedi here. I mean, the other thing to note is the 14 billion has actually grown quite a bit over the last two or three years. It was like 11 billion roughly — I think — in 2012. So there’s growth in that sector. Plus Move itself is a very small piece of the online, you know, real estate revenue right now. I mean, you know, all the companies in the sector are very small in terms of revenue, so there’s big potential I think to take more out of the existing online total spend as well.

Mike Florin: Operator, we will take our next question, please.

Operator: And our next question is from Adam Alexander with Goldman Sachs.

Adam Alexander: Good morning, guys. Robert, as we’ve seen in Australia, the experience has been that the, you know, second or third player in real estate classifieds has really struggled to gain a lot of traction. Just wondering how you are going to ensure that Move doesn’t become this sort of second or third player, particularly given, you know, the size and marketing budget of a combined Trulia, Zillow combo.

Robert Thomson: Well, first of all, a combined Trulia, Zillow will have all the complications that go with that consolidation over the coming years, as we mentioned. Secondly, these are two markets at very, very different stages of the - their evolution. As Bedi mentioned, the amount that these companies have of the total marketing spend is miniscule compared to that of a market like Australia. So the potential growth and the prize associated with that remains to be contested. And what we will certainly do is use all of our marketing muscle — use those platforms — to project Move in a way that hitherto hasn’t been the case.

Bedi Singh: And Adam — just to add to that — you know, if you see Move’s own track record, they’ve actually been picking up steam and I think, you know, they have an increasing audience share. The revenue’s going up. So they’re actually doing pretty well.

Mike Florin: Operator, we will take the next question, please.

Operator: And our next question from Entcho Raykovski of Deutsche Bank.

Entcho Raykovski: Good morning, Robert, good morning Bedi. My question is around the relationship with the NAR. And as I understand it, they, own the domain name of the realtor.com — and please let me know if that’s not the case — but in that context, is that something which is likely to constrain growth longer term in terms of the pricing which you can charge Realtors or do you feel as though you’re well positioned in that context?

Robert Thomson: Not at all. We have a clear understanding with NAR. First of all, about the - an understanding about the perpetual rights of usage of the brand, that’s certainly not a problem. And in terms of competitive pricing, there are no restraints whatsoever. And it’s clearly in the interest of Realtors for realtor.com to become the dominant player in the market. And for that to be the case, it needs to be both extremely prominent and extremely profitable. So the vested interests are very much shared and we have the flexibility that we need to make Move even more successful than it is now.

Mike Florin: Thank you. Operator, we will take the next question, please.

Operator: And our next question is from Barry Lucas with Gabelli & Company.

Barry Lucas: Maybe you could explain the kind of background of the structure - why the 80/20 split, are there any advantages — tax or otherwise — and given the 8% leakage — if you will — on an attributed basis, what are the other disadvantages to splitting up the ownership with REA?

Robert Thomson: Well, certainly 80/20 does have tax advantages, which Bedi can explain to you in more depth momentarily. But look, we have a majority stake in REA and we believe that for ourselves and for all REA shareholders that participation in this deal is of extreme value. Certainly valuable for Move to be able to connect with REA, whether it be in software, whether it be in marketing mechanics, whether it be in technology, whether it just be in market now, because there’s no doubt about REA’s success. And sharing that success will be of benefit to Move and for REA to get lessons back from the competitive U.S. market will also be valuable. Bedi for - on the question of tax.

Bedi Singh: Yes, Barry, so, you know, with 80% we can consolidate Move into our U.S. tax group, which is beneficial to us. And obviously — as I mentioned before — you know, we have hopefully access to the NOLs in the future.

Mike Florin: Operator, we will take our next question, please.

Operator: And our next question from Jason Helfstein with Oppenheimer.

Jason Helfstein: Thanks. Can you just talk about - is there a minimum number of shares? I mean to the extent that there are investors who — if they choose not to tender the shares — are you willing to leave a remaining small public stub out there? Thank you.

Robert Thomson: Well, I’ll let Bedi explain to you how the law in Delaware works.

Bedi Singh: Yes, so - I mean, with the tender offer I think we need a majority of the shareholders to vote and we’ll be taking out everybody else. There’ll be no stub left out there.

Mike Florin: Okay, Operator, we will take our next question, please.

Operator: And we have Lance Vitanza with CRT Capital Group.

Lance Vitanza: Hi. Could you talk a little bit about the valuation? You know, the 32 times last year’s EBITDA, 16 times, you know, consensus for 2017. What is it that gives you comfort that 950 million is the right price?

Robert Thomson: Well, we certainly think it’s the right price, given the potential for growth in the company. There’s no doubt that in the last 18 months, it’s performance has picked up in terms of revenue and audience growth. We intend to ensure that that pick up is accelerated and expedited. We’ll definitely turn up both the voltage and the wattage. It is a market in the early stages of its evolution- exponential evolution.

And clearly valuations for a digital market of this size and of this potential are different. You only need to witness the 3.5 billion of valuation for Trulia. We think this is a much better deal. We think that given the relationships that Move has that its potential long term to not only succeed in this market but to triumph is real.

Mike Florin: Okay. Operator, we’ll take our next question, please.

Operator: And our next question from Mitch Bartlett with Craig-Hallum.

Mitch Bartlett: Sure. In light of that last answer that you gave, do you have plans to step on the accelerator as far as the marketing? This is a very competitively marketed sector right now in its infancy. There’s investment by Move, there’s investment by the National Association of Realtors. Would you be incrementally marketing more aggressively?

Robert Thomson: We will not be increasing incrementally. We’ll be increasing fundamentally. And you’re quite right that marketing for this market at this time is a crucial component of success. But what we have is the comparative advantages of these extraordinarily influential and powerful media platforms, whether it be MarketWatch, whether it be the Wall Street Journal, or whether it be Barron’s. And as I said, literally every page viewed — and that’s half a billion pages every month — is a marketing opportunity for Move. And we fully intend to exploit that opportunity.

Mike Florin: Operator, we’ll take our next question, please.

Operator: And our next question from Chris Merwin with Barclays.

Chris Merwin: Hey, thanks. Just another follow up in terms of the marketing strategy. You talked about how you plan to leverage the WSJ Digital Network and then some of the other properties that you have. Is that at all cannibalistic of, you know, any inventory you might have sold and would that in any way incentivize you in the future to invest in some other channels? And I guess the second question is how big a lift right away could you get in the traffic just from leveraging the properties that you have today. Thanks.

Robert Thomson: Well, it would be inappropriate to give a precise forecast, given that we haven’t started yet. But I think you can expect a significant lift. There’s no opportunity cost there. I mean, what there is is an opportunity also for those publications to benefit from the marketing platform that is Move. As I said, when someone is looking for a house in Westchester at a certain valuation, a certain number of bedrooms, it’s pretty clear that that particular person is a potential Wall Street Journal subscriber or a potential New York Post subscriber. We fully intend to take advantage of that marketing opportunity as well.

Mike Florin: Okay. Operator, are there additional questions?

Operator: We have no additional questions in the queue at this time. It’s star one to ask a question. And we have no further questions at this time. I’ll turn the conference over to Mr. Mike Florin for closing remarks.

Mike Florin: Well, thank you all for participating and we look forward to updating you on our progress. Have a great day.

Robert Thomson: Thank you.

Operator: This does conclude today’s conference. Thank you for your participation.

END

Forward- Looking Statements

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. The reader is cautioned not to place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of News Corporation (“News Corp”) and Move, Inc. (“Move”). The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the proposed acquisition, including integration plans and expected synergies. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Move’s business will not be successfully integrated with News Corp’s business; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that could adversely impact the completion of the transaction, including industry or economic conditions outside of our control. In addition, actual results are subject to other risks and uncertainties that relate more broadly to News Corp’s overall business, including those more fully described in News Corp’s filings with the U.S. Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 30, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Move’s overall business and financial condition, including those more fully described in Move’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2013, and its quarterly reports filed on Form 10-Q for the current fiscal year. The forward-looking statements in this document speak only as of this date. We expressly disclaim any current intention to update or revise any forward-looking statements contained in this document to reflect any change of expectations with regard thereto or to reflect any change in events, conditions, or circumstances on which any such forward-looking statement is based, in whole or in part.

Notice to Investors

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Move has commenced at this time. In connection with the proposed transaction, News Corp intends to file tender offer documents with the SEC. Any definitive tender offer documents will be mailed to shareholders of Move. INVESTORS AND SECURITY HOLDERS OF MOVE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by News Corp through the SEC’s website at http://www.sec.gov or through the News Corp website at http://investors.newscorp.com.